UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	News Release Dated June 9, 2009

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	June 9, 2009
TSX: CTQ
NYSE Amex: ETQ

ECUADOR SIGNS COPPER DEVELOPMENT DEAL WITH CODELCO

VANCOUVER, CANADA, June 9, 2009 – Corriente Resources Inc. wishes to update shareholders on the following recent developments in Ecuador.

Ecuador – Chile (Codelco) Copper Development Cooperation Agreement

In a June 5, 2009 ceremony attended by President Rafael Correa Chile’s Minister of Mining, Mr. Santiago Gonzales and the President and CEO of Codelco, Mr. Jose Pablo Arellano, a cooperation agreement was signed for the exploration and development of potential copper resources currently under the control of the Government of Ecuador. Personnel from Corriente were invited as guests to the signing ceremony, which included top officials from Codelco, President Rafael Correa, his Cabinet and local dignitaries.

After the signing, President Correa delivered a speech to local communities and commented, "Colleagues I am an economist specializing in development… and I know what is necessary for the country to emerge from underdevelopment and to attend to the poorest. We cannot live as beggars sitting on a sack of gold...".

Commented Ken Shannon, Corriente’s President and CEO, "We welcome the participation of Codelco, the largest copper producer in the world, in the development of the copper sector in Ecuador. Their presence is an indicator of the success that the Government of Ecuador is having in advancing the theme of responsible mining and an indication that this message is being well received by the mining industry."

Ecuador Government Officials’ Tour of the Company’s Projects

Also during this past weekend, a number of government officials visited the company’s Mirador and Panantza – San Carlos project sites and took the opportunity to see the responsible nature of the company’s development activities.

Corriente was also able to provide a tour of our newly commissioned Mirador micro-hydro project, which provides clean energy for all of the needs of the Mirador camp through a small run-of-river hydro facility using the existing water supply. This power project is significant in that it utilizes the first "made in Ecuador" commercial turbine, which was completely designed and built within Ecuador by an Ecuadorian engineering team. This small-scale project is an example of the scalable green technology that can be part of responsible mine development. Plans are underway to examine other potential sites that can benefit from this Ecuador technology.

Community Relations Agreement with the Shuar Federation of Zamora-Chinchipe

Recently, a capacity-building agreement was signed between Corriente and the indigenous Shuar Federation of Zamora – Chinchipe ("SFZCH"). This agreement establishes specific capacity building, job training, and socio-environmental projects with the SFZCH.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Potential Sale of the Company

Negotiations are continuing with the selected party regarding the potential sale of the company, as last announced in the company’s news release dated March 31, 2009. Discussions have progressed well and management is satisfied with the advances made in this process to date. Further comments or announcements will be made by the company as developments warrant. No assurance can be given that the negotiations will result in an agreement for any sale of the company.

ABOUT CORRIENTE

Corriente holds a 100% interest in four known copper and copper-gold porphyry deposits that are being strategically developed as the Mirador Project (which includes our Mirador Norte deposit) and the Panantza-San Carlos Project, for which NI 43-101 Technical Reports have been filed on SEDAR (www.sedar.com).

The company also holds 100% of concession interests covering approximately 430 square kilometres, in which six additional copper exploration targets have been identified. Taken together, the known project deposits and exploration targets represent a potential long-term district development opportunity for large-scale copper-gold mining in southeast Ecuador.

"Ken Shannon"

Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our website at www.corriente.com.

Certain statements contained in this News Release, which provides an update on various recent events in Ecuador, as well as the status of the company’s negotiations regarding the potential sale of the company, constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, risks related to the exploration stage of the company’s projects; discussions with prospective joint venture partners and related potential outcomes; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s Annual Information Form for the year ended December 31, 2008, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: June 9, 2009
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer